Exhibit 99.1

Bright Scholar Announces US$30 million Share Repurchase Program and Declaration of a Dividend

FOSHAN, September 18, 2019 – Bright Scholar Education Holdings Limited (“Bright Scholar” or the “Company”) (NYSE: BEDU), the largest operator of international and bilingual K-12 schools in China*, today announced that its board of directors (the “Board”) (i) has approved a US$30 million share repurchase program, and (ii) has approved and declared a cash dividend of US$0.10 per ordinary share (US$0.10 per American depositary share).

Under the share repurchase program, the Company may repurchase up to US$30 million worth of its outstanding American depositary shares (“ADSs”) representing its Class A ordinary shares within the next 12 months, subject to market conditions. The Company may periodically repurchase its ADSs for cash in various means, including without limitation, open market purchases, block transactions and privately negotiated transactions, in compliance with applicable federal securities laws. In addition, the share repurchase program may be modified, suspended or terminated by the Board any time without prior notice. The number of ADSs repurchased and the timing of repurchases will depend on a number of factors, including without limitation, price, trading volume and general market conditions, along with the Company’s working capital requirements, general business conditions and other factors. Repurchases under the share repurchase program will be funded from the Company’s existing cash and cash equivalents or future cash provided by operating activities.

The amount of cash dividends to be distributed is approximately US$12 million in total. The dividends are expected to be paid on October 11, 2019 to the holders of the Company’s ordinary shares of record as of the close of business on September 30, 2019. The determination to declare and pay the dividend and the amount of dividend in any year will be made at the discretion of the Board and will be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors that the Board may deem appropriate.

About Bright Scholar Education Holdings Limited

Bright Scholar is the largest operator of international and bilingual K-12 schools in China*. The Company is dedicated to providing quality international education to Chinese students and equipping them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education overseas. Bright Scholar also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China. As of May 31, 2019, Bright Scholar operated 78 schools covering the breadth of K-12 academic needs of its students across nine provinces in China and one overseas school. In the first nine months of the 2019 school year ended May 31, 2019, Bright Scholar had an average of 44,632 students enrolled at its schools.

*	In terms of student enrollment as of February 28, 2019, according to an industry report commissioned by Bright Scholar and prepared by Frost & Sullivan in 2019.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

GCM Strategic Communications

Email: BEDU.IR@gcm.international

Media Contact:

Email: media@brightscholar.com

Phone: +86-757-6683-2507

2